Sky Conway

Chief Executive Officer

Atomic Studios, Inc.

1140 Highland Ave #222

Manhattan Beach, CA 90266

March 16, 2020

Matthew Derby, Esq.

Division of Corporation Finance

Office of Technology

Washington,DC 20549

Re:	Atomic Studios, Inc. File No. 024-11119

Dear Mr. Derby:

Kindly be advised that Atomic Studios, Inc. "Company") requests that its Regulation A offering be qualified on Thursday, March 30, 2020 at 12 Noon.

If you would like any further information or have any questions, please do not hesitate to contact me.

Sincerely,

/s/ Sky Conway

Sky Conway

Chief Executive Officer